AB
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08026122

SEC
Mail Processing
Section

FEB 21 2008

Washington, DC
101

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66701

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Arena Capital Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4601 Six Forks Road, Suite 500
(No. and Street)

Raleigh (City) North Carolina (State) 27609 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David Bass (919) 247-7439
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hughes Pittman & Gupton, LLP
(Name – *if individual, state last, first, middle name*)

1500 Sunday Drive, Suite 300 (Address) Raleigh (City) NC (State) 27607 (Zip Code)

PROCESSED
FEB 25 2008
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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OATH OR AFFIRMATION

I, David Bass, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Arena Capital Advisors, LLC, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JILL M. ADAMS NOTARY PUBLIC DARE COUNTY, N.C.

Signature

CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ARENA CAPITAL ADVISORS, LLC

Table of Contents

December 31, 2007

HUGHES
PITTMAN
GUPTON

Independent Auditors' Report

The Member
Arena Capital Advisors, LLC
Raleigh, North Carolina

We have audited the accompanying balance sheet of Arena Capital Advisors, LLC as of December 31, 2007, and the related statements of income, member's equity (deficit) and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Arena Capital Advisors, LLC as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hughes Pittman & Gupton, LLP

February 8, 2008

ARENA CAPITAL ADVISORS, LLC

Balance Sheet

December 31, 2007

Assets	
Current assets:	
Cash	$ 13,812
Restricted cash	3,500
Prepaid expenses	3,648
Total current assets	20,960
Property and equipment, net	583
Total assets	$ 21,543
Liabilities	
Current liabilities:	
Accrued member's redemption	$ 3,500
Accrued expenses	3,131
Total liabilities	6,631
Member's equity	14,912
Total liabilities and member's equity	$ 21,543

See accompanying notes to financial statements

ARENA CAPITAL ADVISORS, LLC

Statement of Income

For the Year Ended December 31, 2007

Revenues	$ 381,999
Expenses:	
General and administrative	401,167
Loss from operations	(19,168)
Other income (expense):	
Other income	35,000
Interest expense	(480)
Total other income, net	34,520
Net income	$ 15,352

See accompanying notes to financial statements

ARENA CAPITAL ADVISORS, LLC

Statement of Member's Equity (Deficit)

For the Year Ended December 31, 2007

Members' deficit as of December 31, 2006	$	(913)
Member's contributions		3,973
Member's redemption		(3,500)
Net income		15,352
Member's equity as of December 31, 2007	$	14,912

See accompanying notes to financial statements

ARENA CAPITAL ADVISORS, LLC

Statement of Cash Flows

For the Year Ended December 31, 2007

Cash flows from operating activities	
Net income	$ 15,352
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	173
Changes in operating assets and liabilities:	
Prepaid expenses	(3,362)
Accrued expenses	1,171
Net cash provided by operating activities	13,334
Cash flows from investing activities	
Increase in restricted cash	(3,500)
Purchase of property and equipment	(756)
Net cash used in investing activities	(4,256)
Cash flows from financing activities	
Principal payments on subordinated borrowing	(9,000)
Member's contributions	3,973
Net cash used in financing activities	(5,027)
Net increase in cash	4,051
Cash as of beginning of year	9,761
Cash as of end of year	$ 13,812
Supplemental disclosure of cash flow information	
Cash paid for interest	$ 2,440
Supplemental disclosure of non-cash financing activities	
Accrual of member's redemption	$ 3,500

See accompanying notes to financial statements

ARENA CAPITAL ADVISORS, LLC

Notes to Financial Statements

December 31, 2007

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business

Arena Capital Advisors, LLC (the "Company") was organized as David Bass & Associates LLC under the laws of the State of North Carolina on February 6, 2004. On March 8, 2006, the Company changed its name from David Bass & Associates LLC to Arena Capital Advisors, LLC. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The FINRA requires a minimum capitalization of $5,000. The Company is an exempt broker-dealer as defined in the provisions of SEC Rule 15c3-3(k)(1). As such, the schedules entitled "Computation for Determination of Reserve Requirements Under Rule 15c-3-3," "Information for Possession or Control Requirements Under Rule 15c-3-3," and "Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodity Futures and Options Accounts" are not applicable.

The Company provides financial advisory services, private capital placements, and other broker-dealer services approved by the FINRA.

Basis of Presentation

The Company's policy is to prepare its financial statements in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and disclosures made in the accompanying notes to the financial statements. Actual results could differ from those estimates.

Cash

Cash consists of a demand deposit account at a financial institution. As of December 31, 2007, the Company's cash balance was fully insured.

Restricted cash

Restricted cash consists of an escrow account for use exclusively to fund the redemption of the equity ownership interest of a member, which is invested in a money market fund. See further discussion in Note 5.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Property and Equipment

Property and equipment are recorded at cost. Depreciation for equipment is computed using the straight-line method over the estimated useful lives of the assets. Estimated useful lives of the assets are as follows:

Computers and software	3-5 years
Furniture and fixtures	5 years

Upon retirement or sale, the cost of assets disposed of and the related accumulated depreciation are removed from the accounts, and any resulting gain or loss is credited or charged to income. Repairs and maintenance costs are expensed as incurred.

Revenue Recognition

The Company recognizes revenue when all services to the client have been rendered and the Company is entitled to collect its fee from the client, as long as there are no other contingencies, performance obligations or collection uncertainties associated with the fee. The Company enters into certain agreements that contain multiple element arrangements. These elements may include consulting and retainer fees, which are non-refundable, and performance based fees that are contingent on client acceptance of certain deliverables or a client's closing of transactions with third parties. The Company separates the deliverables in these agreements into separate units of accounting. The Company recognizes the revenue from the services as earned in accordance with the agreement. The Company does not recognize revenue for fees that are contingent on future events over which the Company has no control or the amount earned by the Company cannot be determined until such contingencies or uncertainties have been resolved.

Other Income

In July 2007 the National Association of Securities Dealers, Inc. and the member regulation, enforcement and arbitration functions of the New York Stock Exchange consolidated to create FINRA. As a result of this consolidation, the Company received a payment in the amount of $35,000, which is recorded as other income.

Advertising

The Company participates in a group advertising program with other providers of business services. Advertising costs are expensed over the life of the group advertising agreement, which expires on July 15, 2008. During 2007, the Company paid $6,000 in accordance with the group advertising agreement. As of December 31, 2007, the Company recorded $3,000 of this payment as a prepaid expense.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (concluded)

The Company also has advertising costs through sponsorship of events or association activities and through placement of ads to draw attention to specific client engagements. These advertising costs are expensed as incurred.

The Company recorded total advertising expenses of $4,644 during the year ended December 31, 2007.

Income Taxes

The Company is treated as a partnership for federal and state income tax purposes and does not incur income taxes. Instead, its earnings and losses are included in the tax returns of the members. The financial statements, therefore, do not reflect a provision for income taxes.

NOTE 2: PROPERTY AND EQUIPMENT

Property and equipment as of December 31, 2007 consisted of the following:

Computers and software	$ 1,733
Furniture and equipment	970
Total costs	2,703
Less accumulated depreciation	2,120
Property and equipment, net	$ 583

Depreciation expense for the year ended December 31, 2007 was $173.

NOTE 3: SUBORDINATED LIABILITY

The Company had an unsecured note payable to one of its members in the amount of $9,000 as of December 31, 2006. The principal and interest, at a rate of 8% per annum, was due December 31, 2008; however, the entire balance was paid in full on September 4, 2007. Interest expense for 2007 was $480.

Prior to the repayment, the subordinated liability was available in computing net capital under the SEC's uniform capital rule.

NOTE 4: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital. The Company has elected to use the basic method, permitted by the Rule, which requires that the Company maintain minimum net capital of $5,000, as defined, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2007, the Company had net capital, as defined, of $10,681 which was $5,681 more than the required net capital, and its ratio of aggregate indebtedness to net capital was 0.62 to 1.

NOTE 5: MEMBER'S EQUITY AND CONTINGENCY

The Company has two classes of members' equity. Level I members do not have voting rights, may not have supervisory duties with respect to other members or employees, may not serve as managers of the Company, and are not required to complete the FINRA Series 24 exam. In addition, Level I members receive distributions of profits and losses in proportion to their percentage interest in the total outstanding membership units. Level II members have voting rights, may assume supervisory duties, serve as managers of the Company and actively participate in the Company's administration. Level II members are required to have completed the FINRA Series 24 exam prior to becoming Level II members. Distributions of profits and losses are equal for all Level II members. As of December 31, 2007, there were 2,750 units of Level II membership outstanding and no Level I members. Under the North Carolina Limited Liability Company Act, members are not personally liable for obligations of the Company.

On November 5, 2007, the Company notified its Level I member of its intent to redeem the member's outstanding membership units in the Company. On December 28, 2007, the Company placed the funds for the redemption price, totaling $3,500, into an escrow account, to be held on behalf of the former member until the former member satisfies certain conditions as outlined in the Operating Agreement. On December 31, 2007, the Company signed the Redemption Agreement and Release intended to redeem the membership units of the Level I member in accordance with the provisions of the Company's Operating Agreement.

The redemption price is equal to the price originally paid by the member to acquire his ownership interest, as provided in the Operating Agreement. The member has indicated his disagreement with the redemption price and requested a greater amount to be paid by the Company. However, no claim has been filed against the Company. The Company believes that the likelihood of loss to the Company should a claim be filed is remote and that no estimate could be made regarding the amount of loss should such a claim prevail. In the event a claim is filed by the member, the Company believes the sole jurisdiction for such claim is through arbitration under the jurisdiction of FINRA. The Company will vigorously contest any such claim.

ARENA CAPITAL ADVISORS, LLC

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2007

Computation of net capital as defined by Rule 15c3-1

Total member's equity from audited statement of financial condition	$	14,912
Deduct member's equity not allowable for net capital		-
Total member's equity qualified for net capital		14,912
Deductions and/or charges:		
Nonallowable assets		
Property and equipment, net		583
Prepaid expenses		3,648
Total nonallowable assets		4,231
Net capital	$	10,681

Computation of basic net capital requirement

Net capital	$	10,681
Minimum net capital required		5,000
Excess net capital	$	5,681

There were no material differences between this computation of net capital and the corresponding computation prepared by the Company and included in Part IIA of Form X-17A-5 as of December 31, 2007.

ARENA CAPITAL ADVISORS, LLC

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

December 31, 2007

Liabilities subordinated to claims of general creditors as of December 31, 2006	$	9,000
Repayment of subordinated liabilities		(9,000)
Liabilities subordinated to claims of general creditors as of December 31, 2007	$	-

Hughes
Pittman
Gupton

Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

The Member
Arena Capital Advisors, LLC
Raleigh, North Carolina

In planning and performing our audit of the financial statements and supplemental schedules of Arena Capital Advisors, LLC for the year ended December 31, 2007; we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Certified Public Accountants

Hughes Pittman & Gupton, L.L.P.
1500 Sunday Drive, Suite 300
Raleigh, North Carolina 27607

919.787.9765
919.787.9384 fax

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. However, we identified the following deficiency in internal control that we consider to be a material weakness, as defined above. This condition was considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of Arena Capital Advisors, LLC as of and for the year ended December 31, 2007, and this report does not affect our report thereon dated February 8, 2007.

> The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those control policies and procedures that depend on the segregation of duties, such as processing of cash receipts, cash disbursements and recordkeeping. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. As noted in the above paragraph, we identified a deficiency in internal control that we considered to be a material weakness, as defined above.

This report is intended solely for the use of management of the Company, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Hughes Pittman & Gupton, LLP

February 8, 2008

END